UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CLST Holdings, Inc.
(Name of Subject Company (Issuer))

Red Oak Fund, L.P.
(Name of Filing Person (Offeror))

Common Stock, $.01 par value
(Title of Class of Securities)

150925204
(CUSIP Number of Class of Securities)

David Sandberg
Red Oak Capital Partners, LLC
145 Fourth Avenue, Suite 15A
New York, NY  10003
(212) 614-8952

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


CALCULATION OF FILING FEE

Transaction Valuation*
N/A

Amount of Filing Fee**
N/A

* Estimated for purposes of calculating the filing fee only.
** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

_ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Filing Party: N/A

Form or Registration No.: N/A

Date Filed: N/A


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



FOR IMMEDIATE RELEASE

For further information contact David Sandberg, Red Oak Partners, LLC
(212) 614-8952, dsandberg@redoakpartners.com

Red Oak Abandons Previously Announced Tender Offer Plans Due to Adoption by CLST Holdings, Inc. of a "Poison Pill" Rights Plan

New York, New York, February 9, 2009. Red Oak Fund, LP ("Red Oak"), a fund managed by Red Oak Partners, LLC, announced today that it is terminating its previously announced plan to commence a tender offer for shares of common stock of CLST Holdings, Inc. ("CLHI") in light of CLHI's announcement on Friday, February 6th that it adopted a "poison pill" rights plan. "This hostile action by CLHI makes little sense to us given our intent to conduct a friendly offer to shareholders to provide a liquidity opportunity (in an otherwise illiquid security) at a significant premium to prior and 30-day average prices," said David Sandberg, managing partner of Red Oak Partners, LLC. Mr. Sandberg continued: "As the company is under a shareholder-approved plan of dissolution, the adoption of this poison pill causes us to question whether: a) the shareholder-approved plan of dissolution is still in place; or b) CLHI's Board
wants to abandon the plan approved by shareholders and already in place.   We
are dismayed that they took this step without even evaluating the terms of our intended offer which would have been set forth in our offer documents. On Tuesday, February 3rd, we received communication via email from CLHI indicating they would like to discuss our plans, but on the call all they did was indicate they would comply with their legal obligations and provide a shareholder list. This seems to indicate to us that the Board's entrenching its position takes precedence over providing details of an offer to shareholders and allowing shareholders to decide for themselves, particularly when no such rights plan or provision was in place prior to our announcement."

"We question the purported excuse or rationale for this plan about preserving net operating loss carryforwards in the company. Since CLHI had previously adopted a plan to liquidate, it does not appear to us that the net operating loss carry forward or NOL will ever benefit the current shareholders. Virtually all companies under shareholder-approved plans of dissolution have net losses from operations, thus we think the market attaches little relevance to tax loss carryforwards (NOLs) for such companies." Mr. Sandberg continued, "CLHI has included provisions in its poison pill which seem directly intended to limit our tender offer. As large current shareholders, we are concerned with the Board's actions and intentions."

In light of the actions taken by CLHI in adopting its rights plan, Red Oak is abandoning its previously announced plan to commence a tender offer for CLHI shares. Mr. Sandberg stated, "we are very disappointed that CLHI has seen fit to block a potential source of liquidity for its shareholders."